Exhibit 4.14

National Grid Transco	1-3 Strand London WC2N 5EH	T +44 (0) 20 7004 3000 F +44 (0) 20 7004 3004 www.ngtgroup.com
30 September 2003	Sir John Parker FREng
Chairman

Ms Maria Richter 185 Park Avenue Apt 7C New York New York 10128 USA	D: +44 (0) 20 7004 3010 F: +44 (0) 20 7004 3012 M: +44 (0) 7831 496201 john.parker@ngtgroup.com

Dear Maria

I am writing to confirm the terms of your appointment as a Non-Executive Director of National Grid Transco plc (the "Company") with effect from 1st October 2003. It is agreed that this is a contract for services and is not a contract of employment.

Appointment
Upon the recommendation of the Nominations Committee, the Board of the Company (the "Board") appoints you as a Non-Executive Director from 1st October 2003. Your appointment will be for an initial period ending at the Company's Annual General Meeting (AGM) in 2004. Contingent upon reelection by shareholders at the meeting, your appointment will continue for a term of three years, ending at the Company's AGM in 2007, unless otherwise terminated earlier in accordance with the Company's Articles of Association or by and at the discretion of either party upon one month's written notice. Continuation of your contract of appointment is contingent on satisfactory performance and re-election at forthcoming AGMs. In the unlikely event that shareholders do not support your appointment or other shareholder action terminates your appointment, you will not be entitled to receive damages for breach of contract. As you know, it is Board policy that Non-Executive Directors are typically (subject to a review performance towards the end of the first three year term) expected to serve two three-year terms; any extension to this is subject to review by the Nominations Committee (prior to making recommendations to the Board) in the light of good corporate governance policy at the time.

Time Commitment
Overall we anticipate a time commitment of approximately 2-2½% days on average per month, after the induction phase, taking into account reading and preparation time for Board and Committee meetings. This will include attendance at Board meetings (estimated 9 scheduled meetings per annum of which 2-3 per annum will be in the USA) plus ad hoc and emergency meetings, the AGM, any extraordinary general meetings, two Board strategy sessions and at least one site visit per year. It is planned that certain Board meetings will be held at various of the Company's operations throughout the UK and USA.

National Grid Transco plc
Registered Office: 1–3 Strand, London WC2N 5EH
Registered in England and Wales, No 4031152

By confirming this appointment, you have agreed that you are able to allocate sufficient time to meet the expectations of your role including appropriate preparation time. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-Executive Director of the Company.

You should also have regard to your duties as a Director in light of the UKLA Listing Rules and Combined Code and obligations arising as a result of the Company's shares being listed on the New York Stock Exchange, as set out in the relevant section in the Directors' Information Pack which is attached. You will also be subject to the Company's Share Dealing Code as set out in the Directors Information Pack.

Role
Non-Executive Directors have the same general legal responsibilities to the Company as any other Director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs. The Board:
•	provides effective business leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
•	sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and
•	sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

In addition to these requirements of all Directors, the role of the Non-Executive has the following key elements:
•	Strategy: Non-Executive Directors should constructively challenge and contribute to the development of strategy;
•	Performance: Non-Executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
•	Risk: Non-Executive Directors should satisfy themselves that the financial function of the Company is professionally managed and that financial controls and systems of risk management are robust and defensible; and
•	People: Non-Executive Directors are responsible for determining appropriate levels of remuneration of Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

Committees
This letter refers to your appointment as a Non-Executive Director of the Company. You have also been requested to serve on the Finance, and Risk and Responsibility Committees.

Fees
You will be paid an annual retainer fee of £30,000 gross per annum which will be paid monthly in arrears. You will also be entitled to attendance fees of £1,500 for each Board meeting held in your country of residence and £3,000 for each overseas meeting. For these purposes it is assumed you are resident in the USA. This attendance fee is also intended to cover your attendance at any Committee meetings. You will not receive any additional fees for membership of, or attendance at, any Board Committee meetings. The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office. The Board shall review the above fees from time to time and they are therefore subject to change. All fees and payments will be made in sterling subject to any deductions required to be made by the Company.

Outside Interests
It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman and/or Group Company Secretary as soon as apparent.

The Board of the Company have determined you to be independent according to the provision of the Combined Code.

Confidentiality
You will, naturally, during your appointment and following its termination not disclose or communicate to any person (except as required by law or in the course of the proper performance of your duties, or with the consent of the Board of Directors) nor use for your own account or advantage any confidential information relating to the Company or any of its subsidiaries or associate companies which you obtained during your appointment or otherwise.

You will be required to return all papers containing confidential information on termination of the appointment.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Group Company Secretary.

Induction
You have already been provided with an introduction to the Company and its businesses and detailed information on a variety of areas plus a Directors' Information Pack. We will also arrange for various site visits and meetings with senior and middle management and the Company's advisors and for you to meet major investors as appropriate.

Review Process
The performance of individual Directors, the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.

Insurance
The Company has directors' and officers' liability insurance and it is intended to maintain such cover for the full term of your appointment. A summary of the cover is included in your Directors' Information Pack.

Independent Professional Advice
Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company's expense. Please advise either the Chairman or the Group Company Secretary should you seek such advice. The Company will reimburse the full cost of expenditure incurred in respect of such advice.

Indemnity
In the event that you are made a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that you are or were a Director of the Company, the Company shall indemnify you against expenses (including legal fees) actually and reasonably incurred by you in connection with such action, suit or proceeding and against judgements, fines and amounts paid in settlement in connection with such action, suit or proceeding to the fullest extent permitted by the Companies Act 1985 as amended and any other applicable law or regulation, as from time to time in effect. Such right of indemnification shall be without prejudice to any other rights to which you may be entitled.

Governing Law
The agreement contained in this letter shall be governed by, and construed in accordance with, English law and shall be subject to the exclusive jurisdiction of the English courts.

Entire Agreement
This appointment letter represents the entire understanding, and constitutes the whole agreement, in relation to the Appointment.

On a personal level, I am delighted that you are joining the Board of National Grid Transco plc and I look forward to our building a good working relationship.

Yours sincerely

Sir John Parker
Chairman

Agreed and Accepted by

Maria Richter